Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

October 22, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 30, 2025, The Nasdaq Stock Market (the "Exchange") received from Harvard Ave Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A Ordinary Share, par value $0.0001 per share, and one Right to acquire one-tenth (1/10) of one Class A Ordinary Share

Class A Ordinary Shares, par value $0.0001 per share

Rights, each Right to acquire one-tenth (1/10) of one Class A Ordinary Share

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi